Confidential Treatment has been requested by Channell Commercial Corporation pursuant to 17 CFR 200.83, and accordingly, this letter omits confidential information included in the unredacted version of the letter delivered to the Securities and Exchange Commission in paper format.  Asterisks below denote omissions of information.

Channell Commercial Corporation

26040 Ynez Road,

Temecula, California  92591

January 31, 2008

VIA OVERNIGHT COURIER

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Mail Stop 3720

Washington D.C. 20549

Re:

Channell Commercial Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed April 2, 2007 and
Form 10-Q for the quarter ended September 30, 2007
Filed November 14, 2007
File No. 0-28582

Dear Mr. Spirgel:

We are writing in response to your letter to Channell Commercial Corporation (the “Company” or “we”) dated December 17, 2007. We have considered the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to our Form 10-K for the year ended December 31, 2006, filed April 2, 2007 (File No. 000-28582) (the “2006 Form 10-K”) and our Form 10-Q for the quarter ended September 30, 2007, filed November 14, 2007 (File No. 000-28582), and have set forth below our responses to each of those comments.  Comment numbering used for each response below corresponds to the comment numbering used in the Staff’s letter.

Larry Spirgel

January 31, 2008

Form 10-K for the Year Ended December 31, 2006

Item 9A Controls and Procedures

1.                                      We note your statement that “[a]s of December 31, 2006, the management of the Company carried out an assessment of the Company’s disclosure controls and procedures and concluded that, except as set forth below, they were effective as of the end of the period covered by this report.”  In light of your material weaknesses, please revise to remove the reference “except as set forth below” and simply state, if correct, that your certifying officers concluded that your disclosure controls and procedures are effective or ineffective.  See Item 308(a)(3) of Reg. S-K and Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

We acknowledge the Staff’s comment.  Disclosure in the 2006 Form 10-K regarding the Company’s assessment of its disclosure controls and procedures is governed by Item 307 of Regulation-S-K, which states in relevant part:  “Disclose the conclusions . . . regarding the effectiveness of the registrant’s disclosure controls and procedures (as defined in §240.13a-15(e) or 240.15d-15(e) of this chapter) as of the end of the period covered by the report . . . .”    We note the Staff’s reference to Item 308(a)(3) of Regulation S-K and Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.  Please note, however, that the Company is not an accelerated filer, and accordingly, was not required to comply with Item 308(a)(3) in connection with the 2006 Form 10-K.  However, we further note that the phrase “except as set forth below” used in the manner described in the comment above was not used in the Company’s reports on Form 10-Q dated May 15, 2007, August 14, 2007 and November 14, 2007.  Additionally, the Company will refrain from using that phrase in connection with Item 307 disclosures in its future filings with the Commission, and will continue to simply state whether its certifying officers conclude that the disclosure controls and procedures are effective or ineffective.

Note B — Summary of Significant Accounting Policies, page F-8

Impairment of Goodwill and Other Intangible Assets

2.                                      Refer to the second paragraph of the section.  We note your disclosures that “[t]o measure the impairment of indefinite-lived intangibles, the Company uses the relief from royalty method in its valuation.”  Tell us and disclose, in plain English, the nature of the “relief from royalty” valuation methodology.  Also, tell us and disclose your impairment policy (measurement and recognition) for indefinite lived intangibles other than goodwill.

We acknowledge the Staff’s comment.  Under the relief from royalty method, an estimated royalty rate is applied against an estimate of future revenues, discounted to present value, to determine the savings associated with owning the trademark intangible.  The Company will include the foregoing description (or a substantially similar description) in its future filings with the Commission.

A description of the Company’s impairment policy for indefinite-lived intangibles other than goodwill is included in the first sentence of the second paragraph of the section entitled  “Impairment of Goodwill and Other Intangible Assets,” and such description reads as follows:  “The Company assesses the recoverability of the carrying value of goodwill and other intangible assets with indefinite useful lives at least annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable.”  The Company will expand the foregoing disclosure in future filings with the Commission to include the following language (or substantially similar language):  “The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount.  If the carrying amount of an intangible asset exceeds its fair value, then an impairment loss is recognized in an amount equal to that excess.”

Note N — Segment and Geographic Information, page F-26

3.                                      We note that you have aggregated several operating segments into two reportable segments (Americas and International).  Advise us in detail how you determined that the operating segments are economically similar and how they met each of the aggregation criteria under the guidance of paragraph 17 of SFAS 131.

Introduction

The Company has five operating segments: United States, Canada, Europe, Australasia and Bushman Tanks.  The chief operating decision maker for all five operating segments is William H. Channell, Jr., president and chief executive officer of the Company.  As discussed in more detail below, the Company believes that all five of its operating segments are economically similar to one another and meet each of the aggregation criteria of paragraph 17 of SFAS 131 and that, therefore, all of the segments could be aggregated into one reportable segment.  The Company has, however, evaluated its segment reporting practices relative to SFAS 131 and, to provide a greater understanding of the business as discussed in paragraph 8 of the statement, has aggregated the United States and Canada operating segments into the Americas reportable segment and has aggregated the Europe, Australasia and Bushman Tanks operating segments into the International reportable segment.

The Company’s aggregation of the operating segments into the two aforementioned reportable segments is primarily attributable to the underlying management structure and geographical production locations of the operating segments, and to a lesser extent because of the focus by U.S. investors on the core North American market due to their familiarity with a few large North American customers.  The management structure of the Americas segment is located primarily at the Company’s headquarters in Temecula, California, with the Ontario, Canada operations consisting primarily of sales and administrative functions.  Products sold in the Americas segment are manufactured principally in California.  Management of the Australasia and Bushman Tanks operating segments (excluding Mr. Channell, who is the chief operating decision maker for these operating segments as well as the Company’s other operating segments) is located primarily in Sydney, Australia.  Australasia and Bushman Tanks comprise the primary operating segments within the International reportable segment, as the Company’s Europe operating segment accounts for a small portion of the revenues of the International segment.  Products sold in the International segment are manufactured almost entirely at five locations in Australia.

Given the economic similarity of the five operating segments and their compliance with the aggregation criteria of paragraph 17 of SFAS, as well as the geographic distribution of management and production and U.S. investors’ focus on the core North American market, the Company believes that its aggregation of the operating segments into two reportable segments is consistent with the provisions of paragraph 17 of SFAS 131.

The following discussion addresses in greater detail how the Company determined that the five operating segments are economically similar and how they meet each of the five aggregation criteria of paragraph 17 of SFAS 131.

A.                                    Similarity of Economic Characteristics

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B.                                    The nature of products and services

All products sold by the five operating segments are “thermoplastic” products that are produced using similar manufacturing techniques and equipment, with Bushman Tanks selling thermoplastic tanks and the other four operating segments selling thermoplastic enclosures.  More specifically, the principal products produced, marketed and sold by all five operating segments are primarily industrial quality, rotational or injection molded thermoplastics.  All such products use polyethylene or other petroleum-based resins as their main raw material.  The key terms to describe the Company’s product offerings across all five operating segments are “industrial quality, molded and plastics.”  All of the Company’s products on a global basis are of high industrial quality.  Accordingly, the nature of the Company’s products worldwide is “industrial grade molded plastics.”

* Confidential Treatment Requested

As an example of the similarity of the Company’s products, the Company’s product line reporting contains a category called “water-related products.”  This product line category combines the thermoplastic water tanks with the grade level boxes category of the thermoplastic enclosures, because the underground grade level boxes also have water-related characteristics (i.e., to keep water out of the enclosure), and are also marketed for irrigation purposes.

The Company seeks diversification in actual product offerings that meet the criteria of being “industrial grade molded plastics.”  One of the primary reasons for the Bushman Tanks acquisition was that the nature of its products is the same as the nature of the Company’s other products—they are all industrial grade molded plastics.

C.                                    The nature of the production processes

All five operating segments use the same production processes (including rotational, injection, foam, structural or blow molding), the same equipment, a similarly-skilled labor force that is very interchangeable and the same or similar raw materials.

The composition of the molds and the design processes are the same for all of the primary processes for the thermoplastic products sold across the five operating segments, and the Company’s design engineers are easily capable of designing all of the Company’s product offerings.  The distinction among the production methods is primarily related to product performance and final product characteristics (i.e., large vs. small, hollow vs. dense).  The machines used in the production process globally (i.e., in all five operating segments) are generally the same or similar, varying based on final product characteristics.  In addition, there are very similar degrees of labor versus capital intensiveness for each production site across each of the operating segments in which production occurs.  As stated above, the differences in the manufacturing process are primarily focused around structural performance of an individual product and final product characteristics.

The Company uses a myriad of resins to produce its products across all five of the operating segments.  The raw materials used in all of the Company’s products are different grades of petroleum-based resins.  Raw materials are the most significant factor in product costs in the thermoplastic water tanks as well as in thermoplastic enclosures.

The products for the U.S. and Canada operating segments are generally produced in the U.S., the products for the Australasia and Bushman Tanks operating segments are produced in Australia and the products for the Europe operating segment are produced both in the U.S. and Australia.  In 2007, the Company also began production of thermoplastic water tanks in the U.S.  Although production for the various reportable segments is currently primarily conducted in geographic locations corresponding to the geographic locations of the operating segments, because all of the Company’s products have very similar production processes and use similar equipment and labor, each production location across the different operating segments could, if necessary, produce all of the products manufactured in the Company’s other production locations.

D.                                    The type or class of customer

The Company’s sales model across all five of its operating segments is primarily a business to business model rather than a business to consumer model.  While Bushman Tanks sells some products to retail consumers, particularly in urban markets, those sales represent a small minority of its total sales and an even smaller percentage of the Company’s total revenues.  The Company’s products across all of such segments, whether they are thermoplastic water tanks or thermoplastic enclosures, are primarily sold to businesses for use within their operations.  While the types of business customers vary between telecommunications and agriculture customers, many of the customer characteristics are similar relative to customer support, warranty service, sales returns, etc.  In addition, the end usage of all of the Company’s products is comparable in that the thermoplastic enclosures are used for protection of buried and underground network applications while the thermoplastic tanks are used to store water, with all of such products being designed to have lives exceeding ten years.

Typically, business to business sales models are more focused on performance and long-term reliability, while business to consumer models are more focused on appearance and convenience.  All products across all of the Company’s operating segments emphasize performance and long-term reliability, which affects the Company’s warranty policy and customer service in all of the operating segments.  In addition, business to consumer markets are generally tainted by high sales returns levels.  The Company’s products experience an extremely low level of returns across all operating segments.  Further, nearly all of the management team located in Australia (including the managing director, finance director, IT manager, engineering manager and quality manager) is responsible for overseeing all products offered in the International reporting segment.

E.                                      The methods used to distribute the products or provide services

The Company uses two primary methods to market and sell its products on a worldwide basis: direct or through resellers.  The Company does not rely on mail order or internet marketing and makes minimal use of media advertising.  Direct sales take the form of one-on-one sales efforts or attendance at trade shows or agricultural field days, in each case whereby the sales people have the opportunity to meet with many potential customers.  Because neither the Company’s thermoplastic enclosures nor its thermoplastic water tanks require technical knowledge to be marketed and sold, limited sales training is required across all of the Company’s products.  Cross-selling across different operating segments and geographical locations as well as across the Company’s different products would require limited training.  As a result, the Company’s sales force and technical support staff are very interchangeable across operating segments and across all the Company’s products.   For example, the Australasia and Bushman Tanks operating segments share their managing director, engineering manager and finance director.  As a further example, the managing director for 2006 had previously been a finance manager in the U.S. and does not have any technical background.

The Company’s worldwide distribution is also very similar for all products and across all geographic locations.  The Company’s products are all delivered primarily by trucks across large areas.

F.                                      Regulatory environment

While the communications industry has some degree of regulation, it has minimal impact on the operations of the Company in each operating segment, and accordingly, analysis of this aggregation criterion is not applicable to the Company.

Conclusion

The Company’s management believes that all five of the Company’s operating segments have similar economic characteristics and meet all of the aggregation criteria required by SFAS 131.  However, because of the geographic distribution of management and production and because U.S. investors tend to focus on the core North American market (because of their familiarity with a few large North American customers), management has aggregated its five operating segments into the two reportable segments—Americas and International.  Because of the factors described above, the Company believes that this aggregation is consistent with provisions of paragraph 17 of SFAS 131.

Form 10-Q for the Quarterly Period Ended September 30, 2007

7. Commitments and Contingencies, page 10

4.                                      Tell us and disclose the accrued amount for loss contingencies with respect to the contractual dispute with your primary freight provider.  Refer to paragraph 9 of SFAS 5.

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* Confidential Treatment Requested

In connection with our responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact the undersigned at (951) 719-2600, extension 461.

Sincerely,

CHANNELL COMMERCIAL CORPORATION

By:	/s/ Patrick E. McCready
Patrick E. McCready, Chief Financial
Officer

cc:

Securities and Exchange Commission:

Robert A. Littlepage, Accounting Branch Chief

Andrew Mew, Senior Staff Accountant

Joe Cascarano, Staff Accountant

Irell & Manella LLP:

Anthony T. Iler, Esq.

Sylvianne Pizarro, Esq.